EXHIBIT 11

NATIONAL PRESTO INDUSTRIES, INC.

COMPUTATION OF EARNINGS PER SHARE

(In thousands except per share data)

	Third Quarter		First Nine Months
	2009	2008	2009	2008
Net Earnings (1)	$16,705	$10,201	$40,905	$26,033
Weighted average common shares outstanding (2)	6,856	6,846	6,853	6,844
Common share equivalents relating to stock options when dilutive	—	—	—	—
Adjusted common and common equivalent shares for computation (3)	6,856	6,846	6,853	6,844
Net earnings per share:
Basic (1 divided by 2)	$2.44	$1.49	$5.97	$3.80
Diluted (1 divided by 3)	$2.44	$1.49	$5.97	$3.80